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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       ADVANCED MACHINE VISION CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   00753B 10 4
                                 (CUSIP Number)

      Alan Steel, 2067 Commerce Drive, Medford, Oregon 97504, 541-776-7700 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 25, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Check the following box if a fee is being paid with the statement |_| A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SEC 1746 (12-91)

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  00753B 10 4
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William J. Young
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) |_|

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        783,800
                            ----------------------------------------------------
         NUMBER OF                 8    SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     0
       OWNED BY EACH        ----------------------------------------------------
         REPORTING                 9    SOLE DISPOSITIVE POWER
        PERSON WITH
                                        783,800
                            ----------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          783,800
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          |_|
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.
-----------------------------

     This report relates to the Class A Common Stock, no par value, of ADVANCED MACHINE VISION CORPORATION, a California corporation (the "Issuer"). The principal executive officers are:

     Name                    Address                       Title
----------------        -------------------       ------------------------------
William J. Young        2067 Commerce Drive       Chairman, President and Chief
                        Medford, OR 97504         Executive Officer

Alan Steel              2067 Commerce Drive       Vice President Finance and
                        Medford, OR 97504         Chief Financial Officer


Item 2.  Identity and Background.
---------------------------------

     (a)  The person filing this statement is William J. Young.

     (b) The principal business address of Mr. Young is 2067 Commerce Drive, Medford, Oregon 97504.

     (c) Mr.  Young's  principal  occupation  is Chairman,  President  and Chief
Executive Officer of ADVANCED MACHINE VISION CORPORATION, which engages in the business of manufacturing automated visual recognition and defect removal equipment, and the principal executive offices of which are located at 2067 Commerce Drive, Medford, Oregon 97504.

     (d) Mr. Young has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Young was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f) Mr. Young is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     Not applicable.

Item 4.  Purpose of Transaction.
--------------------------------

     Mr. Young contributed back to the Issuer 857,000 shares of restricted stock to simplify the Company's capital structure and in an effort to increase stockholder value through the reduction of total outstanding shares.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) Mr. Young is the beneficial owner of 783,800 shares of the Class A Common Stock of the Issuer, constituting 7.0% of such class.

     (b) Mr. Young has sole power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a) above.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
----------------------------------

     95,000 shares of Class A Common Stock beneficially owned by Mr. Young are subject to the ADVANCED MACHINE VISION CORPORATION Restricted Stock Agreement dated January 10, 1997 between Mr. Young and the Issuer, previously filed with the Securities and Exchange Commission. 500,000 shares of Class A Common Stock underlying options owned by Mr. Young and exercisable within the next 60 days are subject to certain restrictions in the Incentive Stock Option Agreement dated February 5, 1995 between William J. Young and the Issuer, previously filed with the Securities and Exchange Commission.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 25, 1997                      ---------------------------------
                                                       William J. Young